DESIGNER EXPORT, INC.

21 PULAWSKA STREET, SUITE 23 LUBLIN, POLAND 20-051

Tel. +48-223896676

Fax. +48-224853458

E-mail: designerexport@gmail.com

November 9, 2009

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Beverages, Apparel and

Healthcare Services

Washington, DC 20549-3561

To the Attention of:  Mr. Louis Rambo, Ms. Pamela Howell, Ms. Nasreen Mohammed, and Mr. John Archfield.

Re: Designer Export, Inc

Amendment No. 1

Filing No. 333-162102

Dear Mr. Rambo, Ms. Howell, Ms. Mohammed and Mr. Archfield:

Further to your letter dated October 21, 2009, concerning the deficiencies in Registration Statement on Form S-1 filed on September 24, 2009, we provide the following responses:

Summary, page 5

1. SEC Comment: Please disclose the status of your negotiations with other Polish retailers disclosed on page five.

Response:  We added updated information re the status of our negotiations with other Polish retailers to page 5 of S-1 filing:

“As of November 9, 2009 we had two more potentially interested Polish retailers. Currently we are in the process of the sales agreements negotiations with them. We have not yet signed any additional Sales Distribution Agreements of November 9, 2009.”

2. SEC Comment:  Please remove references to specific brands of merchandise as you have not commenced your business and do not appear to have any agreements or arrangements with these brands. In addition, in the business section, discuss whether your business model will violate any licensing agreements or exclusivity arrangements these brands may have regarding where the apparel may be sold.

Response:  We removed references to specific brands of merchandise on pages 5, 23 and 24 of the filing.

Also in the business section of our prospectus, page 24, we discussed whether our business model will violate any licensing agreements or exclusivity arrangements these brands may have regarding where the apparel may be sold:

“According to Professor Prabuddha Ganguli (PhD), who wrote in his work “Anatomy of licensing agreements”,   “The aim of licensing agreement is to put the licensee in possession of the technology needed to manufacture the licensed products.”(6)

(6)(www.ompi.ch/export/sites/.../licensing_agreement_ganguli.ppt)

Since we do not plan to manufacture apparel but buy it from the online action stores which are authorized to sell designer apparel to the general public/wholesalers/retailers around the world without any restrictions that we are aware of, we strongly believe that our business model does not violate any licensing agreements or exclusivity arrangements. Furthermore, online suppliers of merchandise with limited territory license agreements are not allowed and hence will not ship merchandise outside of the territory specified in the license agreements.”

3. SEC Comment: We note disclosure throughout the prospectus that you will need additional capital to carry out your business plan.  Please provide clear disclosure throughout that you are not raising any money in this offering.  Also, clarify how you plan to raise funds for your business. Lastly clarify your plans if you are unable to obtain sufficient financing.

Response: We provided disclosure throughout our prospectus that we are not raising any money in this offering, please refer to pages 8, 14 and 30. Also on pages 8, 14 and 30 we clarified that the only sources of financing available to us are cash advances from our director and the sale of additional shares of common stock. Lastly we added a paragraph to the risk factor “IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL” on page 8:

“There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us. Failure to raise additional financing will cause us to go out of business.  If this happens, you could lose all or part of your investment.”

Risk Factors Related to Our Business and Industry, page 7

4. SEC Comment:  Please remove the reference to “additional risks and uncertainties not currently known to us or that we currently deem immaterial”.

Response: The reference to “additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our business” on page 7 of the statement was removed.

5. SEC Comment: Please add a risk factor discussing the lack of revenues to date.

Response: A risk factor discussing the lack of revenues to date was added to page 8 of the prospectus:

“LACK OF REVENUES TO DATE MAY CAUSE A SUBSTANTIAL DOUBT AS TO WEATHER WE WILL CONTINUE OPERATIONS. IF WE DISCONTINUE OPERATIONS, YOU COULD LOSE YOUR INVESTMENT.

We were incorporated on March 31, 2009 and to date have been involved primarily in organizational activities.  We have not earned revenues as of the date of this prospectus and have incurred total losses since inception is $803 of which $504 is for bank charges and $299 is for an incorporation service fee.

Accordingly, you  cannot  evaluate  our  business,  and  therefore  our  future prospects,  due  to  a  lack  of  operating  history and revenues.  To date, our business development activities have consisted solely of negotiating and executing a sales distribution agreement with Artmex a private Polish retail   company. Potential investors should be aware of the difficulties normally encountered by development stage companies and the high rate of failure of such enterprises.   In addition, there is no guarantee that we will be able to expand our business operations.   Even if we expand our operations, at present, we do not know precisely when this will occur.

We cannot guarantee that we will be successful in generating revenues and profit in the future. Failure to generate revenues and profit will cause us to suspend or cease operations. If this happens, you could lose all or part of your investment.”

6. SEC Comment: We note the first risk factor on page 13 indicates that you may not have” effective disclosure and accounting controls to comply with applicable laws and regulations…” Please note that after effectiveness of your registration statement, you will be subject to Section 404 of the Sarbanes-Oxley Act of 2002 and the internal control over financial reporting disclosure obligations contained in Item 308 of Regulations S-K.  Also, if you continue as a reporting company for your fiscal year ending after June 15, 2010, you will be subject to the auditor attestation requirements of Section 404 (b) of the Sarbanes-Oxley Act. Refer to the Commission’s Press Release dated October 2, 2009 available at http://www.sec.gov/news/press/2009/2009-213.htm. Consider expanding your risk factor disclosure to clarify your control obligations.

Response: We revised the first risk factor on page 13 as follows:

“BECAUSE MS. PASZKO, OUR CHIEF EXECUTIVE OFFICER AND SOLE DIRECTOR HAS NO FORMAL TRAINING IN FINANCIAL ACCOUNTING AND MANAGEMENT, IN THE FUTURE, THERE MAY NOT BE EFFECTIVE DISCLOSURE AND ACCOUNTING CONTROLS TO COMPLY WITH APPLICABLE LAWS AND REGULATIONS WHICH COULD RESULT IN FINES, PENALTIES AND ASSESSMENTS AGAINST US.

Our Chief Executive Officer and sole director Ms. Urszula Dorota Paszko has no formal training in financial accounting and management; however, she is responsible for our managerial and organizational structure, which will include preparation of disclosure and accounting controls. Should she not have sufficient experience, she may be incapable of creating and implementing the controls which may cause us to be subject to sanctions and fines by the SEC which ultimately could cause you to lose your investment.”

We also added a risk factor “WE MAY BE EXPOSED TO POTENTIAL RISKS RESULTING FROM NEW REQUIREMENTS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002” to page 13 of the prospectus to clarify our control obligations:

“Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our fiscal year ended July 31, 2008, we are required to include in our annual report our assessment of the effectiveness of our internal control over financial reporting.  Furthermore, beginning with our fiscal year ending July 31, 2010, our independent registered public accounting firm will be required to attest to whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we have maintained, in all material respects, effective internal control over financial reporting for our fiscal year then ending and for each fiscal year thereafter.  We have not yet completed our assessment of the effectiveness of our internal control over financial reporting, and we expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order for us and our auditors to comply with the auditor attestation requirements.”

7. SEC Comment: Please revise the second risk factor subheading on page 13 to also state that the company is headquartered and its assets are located outside the United States as well.

Response: The second risk factor subheading on page 13 was revised to also state that the company is headquartered and its assets are located outside the United States:

“BECAUSE COMPANY’S HEADQUARTERS AND ASSETS ARE LOCATED OUTSIDE THE UNITED STATES, U.S. INVESTORS MAY EXPERIENCE DIFFICULTIES IN ATTEMPTING TO EFFECT SERVICE OF PROCESS AND TO ENFORCE JUDGMENTS BASED UPON U.S. FEDERAL SECURITIES LAWS AGAINST THE COMPANY AND ITS NON-U.S. RESIDENT OFFICERS AND DIRECTOR.”

8. SEC Comment:  Please revise the first risk factor on page 15 to clarify that you do not have a market maker, and that there is no assurance that a trading market will develop for your shares.

Response: We added a risk factor on page 15 to clarify that we do not have a market maker, and that there is no assurance that a trading market will develop for our shares:

“THERE IS NO CURRENT TRADING MARKET FOR OUR SECURITIES AND IF A TRADING MARKET DOES NOT DEVELOP, PURCHASERS OF OUR SECURITIES MAY HAVE DIFFICULTY SELLING THEIR SHARES.

There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained. We intend to have a market maker apply for admission to quotation of our securities on the Over-the-Counter Bulletin Board after the Registration Statement relating to this prospectus is declared effective by the SEC. We do not yet have a market maker who has agreed to file such application. If for any reason our common stock is not quoted on the Over-the-Counter Bulletin Board or a public trading market does not otherwise develop, purchasers of the share may have difficulty selling their common stock should they desire to do so. No market makers have committed to becoming market makers for our common stock and none may do so.”

9. SEC Comment: Please add a risk factor discussing the going concern raised by your auditors.

Response: We added a risk factor discussing the going concern raised by your auditors to page 15 of our prospectus:

“BECAUSE OUR AUDITORS HAVE RAISED A GOING CONCERN OPINION, THERE IS SUBSTANTIAL UNCERTAINTY THAT WE WILL CONTINUE OPERATIONS IN WHICH CASE YOU COULD LOSE YOUR INVESTMENT.

Our auditors have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business.  As such we may have to cease operations and you could lose your investment.”

Selling Shareholders, page 16

 10. SEC Comment: Please disclose whether there is any relationship between any of the selling shareholders and your officers and director.

Response:  We disclosed on page 17 of our registration statement that Hanna Tarasevich is the spouse of our former director Mikhail Tarasevich and our selling shareholder Miroslaw Jacek Paszko is the spouse of our new director Urszula Dorota Paszko. Besides that there is no relationship between our selling shareholders and our officer and director.

Description of Business, page 22

11. SEC Comment: Please revise your filing to provide investors with a more detailed description of your business and intended business plan as required by Item 101(h)(4) of Regulation S-K. For example, clarify whether your customers will pay before or after delivery, whether you intend to store inventory for any period of time, and if so, how and where, and how merchandise will be delivered to your customers.

Response: Our filing was revised to provide investors with a more detailed description of our business and intended business plan as required by Item 101(h)(4) of Regulation S-K. Please refer to page 26 of prospectus:

“Designer Export, Inc plans to fill placed orders and to supply the products within a period of thirty days (30) days or less following receipt of any written order. Customers will have two options to pay for Products: by wire transfer prior to product shipment; by sending a check/money order. If customer decides to pay by check/money order, then Designer Export, Inc will apply a certain amount of days before shipping to have the check/money order cleared.  Customers will be responsible to cover the shipping costs. Since we have 30 days period to process/fill the order we do not plan to purchase inventory in advance, but rather on request basis. We do not intend to store inventory for any period of time. The orders will be shipped to the customers using USPS, UPS or FedEx, depending on customers’ requests. Customers will be responsible for the custom duties, taxes or any other additional charges that might incur. All shipments will be 100% insured for the value of the shipping”.

 12.SEC Comment: In this regard, please disclose the extent that you will rely on prior business contacts developed by Mr. Tarasevich. We note your disclosure on page 34 that since 1999, Mr. Tarasevich has worked as an “Owner/Consultant” of a company that imports/exports products including men’s and women’s apparel. Clarify whether this other company owned by Mr. Tarasevich will compete with your business. Please revise.

Response: Please note that on September 28, 2009 our President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer and Director Mikhail Tarasevich resigned and sold his shares to Designer’s Secretary, Mrs. Urszula Dorota Paszko, who was appointed our  new President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer and sole member of our board of directors.

Under these circumstances we think that the comment regarding prior business contacts developed by Mr. Tarasevich and the company he owns is not applicable any more.

13. SEC Comment: Please disclose the basis for the factual information and claims you include in your filing, and provide instructions for how investors can access your sources. As non-exclusive examples, provide the basis for the statistics you cite regarding the size of the apparel industry in the United States and Poland on page 22, and the economic expectations disclosed on page 23.

Response: We disclosed the basis for the factual information and claims on pages 11, 22, 23 and 27 of our filing. We also provided instructions to investors on how they can access our sources. Please refer to pages 11, 22, 23 and 27 of the prospectus:

1. “… For the last 3 years the Polish Zloty has risen 27.3% against the US Dollar.” (http://finance.yahoo.com/q?s=USDPLN=X), p.11

2. “The industry in which we intend to compete and which includes wholesale/retail apparel is a $150 billion dollar per year industry.  There are over 162,841 businesses in the USA only that are actively engaged in the trade, wholesale and export of non-durable goods such as apparel.  In the retail apparel industry there are over 94,720 individual establishments that deal in apparel that is sold directly to the end user.”(1), p.22

(1)http://www.thefinanceresource.com/free_business_plans/free_apparel_designer_business_plan.aspx

3. On page 23 the whole paragraph was removed and replaced with:

“The Polish footwear and clothing market is one of the most dynamic and promising markets in Europe. Although ranked only 12th position among all European countries in terms of outerwear consumption, it remains the largest and the most promising market amongst the new 12 EU countries. Within the last two years, it experienced double digit sales growth, which reflects the enormous potential of the Polish market.”(2)

(2)(http://www.euromonitor.com/Clothing_And_Footwear_in_Poland)

“Despite economic turbulences registered all over the world, Poland has been quite resistant with its economy remaining in relatively good condition. The retail market recorded a dynamic growth in 2008 and was not affected by the global recession. Since EU accession in May 2004, the Polish economy has been experiencing a dynamic GDP growth of around 6-7%. At the same time the inflation rate has remained at around 3% while the unemployment rate has dropped significantly to around 10%, both of which being clear signs that the Polish economy has been improving steadily. Also, a considerable increase in the average salary and higher disposable incomes has strengthened consumption confidence among customers and lead to higher spending, including footwear and clothing products.”(3)

(3)(http://www.euromonitor.com/Clothing_And_Footwear_in_Poland)

4. “Currently, the economy the USA is in a recession.  This slowdown in the economy has also greatly impacted both apparel sales and prices, which have been reduced to historical lows, making it possible to purchase inventory 50-75% of its actual cost and leaving  an unusually high margin for a branded label merchandise business.”(4), p.23.

(4)(http://www.thefinanceresource.com/free_business_plans/free_apparel_designer_business_plan.aspx)

5. “However many economists expect that this recession will continue until late-2009, at which point the economy will begin a prolonged recovery period.”(5), p.23

(5)(http://www.thefinanceresource.com/free_business_plans/free_apparel_designer_business_plan.aspx)

Why Apparel, page 23

 14.SEC Comment: We do not understand your disclosure that the recession in the United States leaves “an unusually high margin” for a merchandise business, given your risk factor disclosure on page 11 that Poland is also in a recessionary state, and apparel sales “halted to historical laws”. Please revise. Also provide your basis for believing that you will be able to purchase your inventory “at least 40% of its regular price” or at “highly discounted prices” in normal economic conditions.

Response: The risk factor disclosure on page 11 that Poland is in a recessionary state was removed. A new paragraph discussing current economic conditions in Poland was added to the business section of the prospectus, page 22:

“Despite economic turbulences registered all over the world, Poland has been quite resistant with its economy remaining in relatively good condition. The retail market recorded a dynamic growth in 2008 and was not affected by the global recession. Since EU accession in May 2004, the Polish economy has been experiencing a dynamic GDP growth of around 6-7%. At the same time the inflation rate has remained at around 3% while the unemployment rate has dropped significantly to around 10%, both of which being clear signs that the Polish economy has been improving steadily. Also, a considerable increase in the average salary and higher disposable incomes has strengthened consumption confidence among customers and lead to higher spending, including footwear and clothing products.”(3) (3)(http://www.euromonitor.com/Clothing_And_Footwear_in_Poland)

We also added paragraph explaining our basis for believing that we will be able to purchase your inventory “at least 40% of its regular price” or at “highly discounted prices” in normal economic conditions. Please refer to page 23 of the prospectus:

“Within normal economic conditions we still expect to be able to purchase our inventory at least 40% of its regular manufacturer suggested retail price (MSRP) at various American online auctions.

The basis for believing that we will be able to purchase our inventory at least 40% of its regular price or at highly discounted prices in normal economic conditions comes from the fact that online merchandise action stores had been very successful in the past, for years prior to the recession, offering highly discounted prices during the normal economic conditions. E-Bay was launched on September 3, 1995 (http://en.wikipedia.org/wiki/EBay) years prior to current recession. The current economic conditions in the USA just offered the opportunity for even bigger merchandise discounts.

One of the non-exclusive examples would be E-bay based online designer clothing store “Dawns Designer Clothing” (http://stores.shop.ebay.com/DAWNS-DESIGNER-CLOTHING__W0QQ_armrsZ1), founded on December 5, 2002, which offers new brand name merchandise on “buy-it-now” basis 70-80% of MSRP (Manufacturer Suggested Retail Price). Action style merchandise can be purchased at “Dawns Designer Clothing” even with higher discounts.”

15. SEC Comment: MerchandiseLiquidations.com does not appear to be a registered website. Please revise or advise.

Response: We revised the name of website and updated it on pages 5 of S-1 Statement. The correct name of the website is http://www.liquidation.com/

 16. SEC Comment: Please revise to disclose how you will ensure that all of your “exported apparel will always be of the highest retail quality”, as disclosed on page 23. It does not appear that you intend to purchase merchandise directly from manufactures or from resellers with which you have a pre-established relationships. In this regards, please clarify whether you will bear the risk if you are sold counterfeit or damaged merchandise, and add a risk factor disclosure.

Response: We added a paragraph to page 23 of the prospectus discussing how we plan to ensure that all of our exported apparel will always be of the highest retail quality:

“To ensure that all of our exported apparel is always of the highest retail quality, we plan on purchasing merchandise only from reliable and established online stores with excellent reputation. We plan on purchasing only apparel labeled as “new”. New clothes are in original packaging and possess all of the characteristics/qualities/features as advertised by the manufacturer. Traditionally, they are overstock items that were never offered for sale in a retail environment or used in any way.

We do not plan on purchasing “shelf pulls” (apparel that have been exposed to appreciable customer contact and shows signs of handling), returns or salvage (identified as defective for reasons concerning their functionality, appearance, or both).

However we are a development stage corporation and have not started operations, we do not have pre-established relationships with our suppliers and might bear the risk of being sold counterfeit, damaged or misrepresented merchandise. If it happens we will return merchandise to the online suppler for the full money refund. If we are not able to successfully protect ourselves against those risks, then it would materially affect our financial condition and our business could be harmed.”

We also added a risk factor clarifying the risk if we are sold counterfeit or damaged merchandise to page 10 of the prospectus:

“OUR BUSINESS COULD BE HARMED IF WE ARE SOLD COUNTERFEIT, DAMAGED OR MISREPRESENTED MERCHANDISE BY OUR SUPPLIERS.

We plan on purchasing merchandise only from reliable and established online stores with excellent reputation. However we are a development stage corporation and have not started operations, we do not have pre-established relationships with our suppliers and might bear the risk of being sold counterfeit, damaged or misrepresented merchandise. If we are not able to successfully protect ourselves against those risks, then it would materially affect our financial condition and our business could be harmed.”

Product Description, page 23

 17. SEC Comment: Please revise to clarify the basis for description and the prices of merchandise listed in this section given that you have had no operations to date and do not appear to have any inventory. To the extent that you have not purchased any clothing or entered into any agreements to purchase clothing, remove the brand names and descriptions. Also, clarify the extent to which the prices will depend on the price that you are able to purchase the specified items. In this regard, we note that disclosure on page 25 that your agreement with Artmex allows for “reasonable adjustment(s)”to the price of the product.

Response: We revised product description on page 23 of the prospectus. As we have had no operations to date and have not purchased any clothing we removed the prices of merchandise listed in this section, the brand names and descriptions:

“Product Description

Designer Export, Inc intends to supply a variety of designer brand clothing to suit the needs of every individual, whether they are dressing for success or for an afternoon of leisure.  Some of the company's products will include: men’s and women’s casual wear, jeans, coats, jackets, parkas, vests, sweaters, pants, skirts, dresses, shorts, t-shirts, suits.”

We also clarified the extent to which the prices will depend on the price that we are able to purchase the specified items for on page 23:

“Revenue

The company’s revenue will be difference between what we pay to suppliers of merchandise and what we charge our clients. Depending on demand and the price that we are able to purchase merchandise for we plan to add 40 to 50 percent markup to each order that we sell. We will be willing to lower our markups from 40-50% to 30-35% and offer volume based price adjustments and discounts for high volume customers with the purpose of increasing customer interest and volumes.”

18. SEC Comment:  We note that we have described your products with a high degree of specificity, which is paralleled in the agreement with Artmex. Please revise to explain how you will ensure that you will be able to supply these specific products given that you will be purchasing products from online auctions.

Response:  We removed the reference to products described with a high degree of specificity on page 23 of the prospectus. We also added the explanation to page 23 of the prospectus regarding our ability to supply specific products given that we will be purchasing products from online auctions:

“However, given that we will be purchasing our products from online auctions, we can only ensure our potential customers that merchandise delivered to them will be:

new;

brand names available for online actions or “buy-it-now” basis at the time of the order;

40-55% of regular price (suggested manufacturer retail price).”

Main Competition, page 25

 19. SEC Comment: Please elaborate on what you mean by “from a “look and feel” prospective…” Royal Collections is your main competitor.

Response: The sentence “From a "look & feel" perspective, as well as consideration of designer brands that Designer Export, Inc intends to export, Royal Collection is considered the main competition in Poland”, page 25 of the prospectus, was changed to “From consideration of designer brands that Designer Export, Inc intends to export, Royal Collection is considered the main competition in Poland.”

Development of Business, page 25

 20.SEC Comment: Please revise to clarify what you mean by “a direct wholesales force”.

Response: Sentence “For now, the company plans to use a direct wholesales force and retailers” on page 26 of the filing was revised and replaced with “For now, the company plans to use Polish retail stores.”

21. SEC Comment: Please provide the basis for your projections. As you do not have historical revenues, projections do not appear appropriate. Refer to Item 10(b) of Regulation S-K of the Commission’s policy on projections.

Response: We referred to Item 10(b) of Regulation S-K of the Commission’s policy on projections. Since we are a development stage corporation and have not started operations or generated or realized any historical revenues from our business operations yet, all projections were removed from the prospectus.

22. SEC Comment: Please expand your discussion of your agreement with Artmex. Explain how orders to be placed, how deliveries to be made, and what potential price adjustments will be based on.

Response: We expanded our discussion of the agreement with Artmex on page 26 of the prospectus. We explained how orders will be placed, how deliveries are to be made, and what potential price adjustments will be based on:

“…Orders will be expected to be placed by Artmex in writing either by fax or by e-mail. Following receipt of any written order Designer Export, Inc plans to fill placed orders and to supply the products within a period of thirty days (30) days or less.”

“…Artmex will be responsible to cover the shipping costs. The orders will be shipped to Artmex using USPS, UPS or FedEx. Artmex will be responsible for the custom duties, taxes or any other additional charges that might occur. All shipments will be 100% insured for cost of the products shipped.”

“…All potential price adjustments and discounts will be based on volume of the orders, with the purpose of increasing customer interest and volumes.”

Compliance with Government Regulation, page 27.

23. SEC Comment: Please provide a discussion of the regulations pertaining your business, including any trade laws, tariffs, export quotas, custom duties or other trade restrictions. In this regard, we note your risk factor disclosure on page 11 that a change to any of the relevant regulations or trade restrictions could pose a risk to your business. Please revise.

Response: We provided a discussion of the regulations pertaining our business, including trade laws, tariffs, export quotas, custom duties in “Compliance with Government Regulations” section of the prospectus, please refer to page 27:

Quotas:

Until very recently, trade in textiles and clothing among World Trade Organization (WTO) members (USA and Poland are members World Trade Organization) was governed by the Agreement on Textiles and Clothing (ATC), which came into force with the WTO Agreement on 1 January 1995. The ATC required the rules of the General Agreement on Tariffs and Trade (GATT) to be phased in progressively over a ten-year period whilst at the same time the quotas in the EU, US and Canada inherited from the Multifibre Arrangement (MFA) were gradually phased out. The ten-year period ended on 1 January 2005 when the ATC expired and all quotas were abolished.

As from the beginning of 2005, therefore, all WTO Members have unrestricted access to the European, American and Canadian markets. (7)

(7) (http://www.wto.org/english/tratop_e/texti_e/texti_e.htm)

Tariffs/Duties:

A tariff (or duty, the words are used interchangeably) is a tax levied by governments on the value of imported products.

Poland, a member of the World Trade Organization (WTO) and the European Union, applies the EU's common external tariff to goods from other countries-including the U.S. As a result, Poland’s import tariffs have aligned with the EU tariff rates. (8)

Products we plan to export to Poland fall under the apparel and clothing product codes of EU (TARIC code of Taxation and Customs Union of EU) and will have a duty rate of 12% applied to them.

TARIC Code 6104 (Women's or girls' suits, ensembles, jackets, blazers, dresses, skirts, divided skirts, trousers, bib and brace overalls, breeches and shorts (other than swimwear), knitted or crocheted);

TARIC Code 6103 (Men's or boys' suits, ensembles, jackets, blazers, trousers, bib and brace overalls, breeches and shorts (other than swimwear), knitted or crocheted);

TARIC Code 6106 (Women's or girls' blouses, shirts and shirt-blouses, knitted or crocheted); (9)

          (8) http://www.state.gov/r/pa/ei/bgn/2875.htm

         (9)http://ec.europa.eu/taxation_customs/dds/tarhome_en.htm

Taxes

In addition to duties (tariffs) a Value Added Tax of 22% applies to most imports to Poland and all imported goods are subject to a 5% import tax.(10)

 (10)http://www.nationsencyclopedia.com/Europe/Poland-CUSTOMS-AND-DUTIES.html

We also revised a risk factor disclosure on page 11 that a change to any of the relevant regulations or trade restrictions could pose a risk to our business:

“…All unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions will negatively affect our business. For example, if The Federal Customs Service of Poland, a Polish government service regulating customs, significantly raises customs duties the price for imported merchandise to Poland will become higher than price of similar merchandise manufactured in Poland. If this occurs, the price of the merchandise to the end users will increase, demand for our merchandise will decrease and it will negatively affect our revenues.”

Plan of Operation, page 30

24. SEC Comment:  Please provide a more detailed plan of operations for the next twelve months. Include the anticipated costs associated with each step and clarify how the lack of funding will impact your plan of operations.

Response:  We provided a more detailed plan of operations for the next twelve months; the anticipated costs associated with each step were included in the prospectus. We also provided clarification on how the lack of funding will impact our plan of operations. Please refer to pages 30-32 of the filing:

“Plan of Operation

We are a development stage corporation and have not started operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills.

This is because we have not generated any revenues and no revenues are anticipated until we implement our business plan and deliver our first merchandise order to the customers in Poland.  We are not raising any money in this offering. Our only sources for cash at this time are investments by shareholders in our company and cash advances from our sole director.

There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us. Failure to raise additional financing will cause us to go out of business.  If this happens, you could lose all or part of your investment.

Following the date of this registration statement, our business plan is as follows:

November-January, 2009-2010: Negotiate sales agreements with potential customers.

We expect our first merchandise order to be shipped to Poland Between December 1-20, 2009. During October we have contacted 24 prospective Polish businesses (out of 50-60 we have originally intended to contact). As a result we have two more Polish retail stores interested in signing Sales Distribution Agreement. However, as of November 9, 2009 we have not yet signed any additional Sales Distribution Agreements.

Even though the negotiation of additional agreements with customers will be ongoing during the life of our operations, we cannot guarantee that we will be able to find successful agreements, in which case our business may fail and we will have to cease our operations.

Even if we are able to obtain sufficient number of sales agreements at the end of the twelve month period, there is no guarantee that we will be able to attract and more importantly retain enough customers to justify our expenditures as well as the ongoing expenses of inventory purchases.  If we are unable to generate a significant amount of revenue, we may not be able to purchase inventory in the future which will harm our operations.

We plan to fill placed orders and to supply the products within a period of thirty days (30) days or less following receipt of any written order. We do not plan to purchase inventory in advance, but rather on request basis. We do not intend to store inventory for any period of time currently or in the future.

January-March, 2010: Commence Marketing Campaign. Estimated cost $2,000.

We plan to attend trade shows and exhibitions in retail industry, which help importers and exporters come face to face and find new business opportunities and trading partners.  We plan to attend the apparel and clothing show “Next Season”, on March 2-4, 2010 in Poznan, Poland to attend professional meetings and discussions, exchange of views and opinions, and most importantly to try to secure some contracts with potential customers.

Marketing is an ongoing matter that will continue during the life of our operations.

February-April 2010. Develop Website. Estimated Cost $3,455.

By March of 2010, assuming available recourses and company growth as planned we intend to begin developing our website.  We plan to hire an outside web designer to help us design and develop our website.  The website development costs, including site design and implementation will be approximately $2,800.  The ongoing annual costs (including one-time domain registration fee at $95, site hosting - $30 per month with SBC Yahoo and search engine registration - $200 per year) come up to $655.  Updating and improving our website will continue throughout the lifetime of our operations.

April-June, 2010: Hire Part-Time Sales Person. Estimated Cost $1,575.

Initially, our director, will look for potential customers in retail industry. We intend to use marketing strategies, such as direct mailing, phone calls and e-mails to potential customers.

Once potential customers begin to purchase our merchandise, we may hire one part-time salesperson with good knowledge and broad connections to the retail industry. This individual will be an independent contractor compensated solely in the form of commissions, calculated as a percentage of net profits generated from sold merchandise orders.  The typical duties of the sales distribution person will be to find potential wholesalers/retailers to secure contracts and to retain existing customer base.  We expect to pay our sales distribution person nine percent of the net profits realized from our business (inventory purchases of approximately 35,000 (an estimate); Designer’s 50% margin of $35,000 is $17,500. Nine percent of $17,500 comes to $1,575)

July-September, 2010: Set up Office. Estimated cost $4,000.

By July-September of 2010, assuming available recourses, we might plan to set up office in Poland. We believe that it will cost approximately $4,000 to set up and obtain the necessary office equipment/furniture to begin operations. Our sole officer and director will handle our administrative duties.

We therefore expect to incur the following costs in the next 12 months in connection with our business operations:

Marketing costs	$ 2,000
General administrative costs	600
Website development costs	2,800
Website ongoing costs	655
Inventory purchase	35,000
Commissions of PT Sales Person	1,575
Estimated cost of this offering	8,504
Office Set Up	4,000
Total	$ 55,134

Limited operating history; need for additional capital

There is no historical financial information about us upon which to base an evaluation of our performance. We are in start-up stage operations and have not generated any revenues. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns due to price and cost increases in services and products.

Our current cash reserves are not sufficient to meet our obligations for the next twelve-month period.  As a result, we will need to seek additional funding in the near future.

We anticipate that additional funding will be from the sale of additional common stock.  We may seek to obtain short-term loans from our director as well, although no such arrangement has been made.  At this time, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock or through a loan from our director to meet our obligations over the next twelve months.  We do not have any arrangements in place for any future equity financing.  If we are unable to raise the required financing, our operations could be materially adversely affected and we could be forced to cease operations.

Results of Operations for Period Ending July 31, 2009

Since our inception on March 31, 2009 to July 31, 2009, we incurred net loss of $803.  These operating expenses were comprised of $504 is for bank charges and $299 is for incorporation service fee.   As of November 9, 2009, we had cash of $16,342 in our bank accounts. However, we anticipate that we will incur substantial losses over the next 12 months.

We have not attained profitable operations and are dependent upon obtaining financing to continue with our business plan.  For these reasons, there is substantial doubt that we will be able to continue as a going concern.”

25. SEC Comment: Please provide the basis for your statement that “each inventory purchase costs between $1,000-1,100” and clarify what this cost entails. It is unclear whether you are referring to the total purchase price to an end buyer, or whether you are referring to the costs to the company of completing the transaction.

Response:  We are a development stage corporation and have not started operations or generated or realized any revenues from our business operations yet. As no revenues are anticipated until we implement our business plan and deliver our first merchandise order to the customers in Poland we cannot provide you with the basis for the statement that “each inventory purchase costs between $1,000-1,100”. Therefore the inventory purchase cost estimate of 1,000-1,100 was removed from page 30 of the prospectus.

26. SEC Comment: We note your reference to “additional inventory” on page 31. Please revise to clarify whether the company has any existing inventory, and how and where the company intends to store any current or future inventory.

Response:  The reference to “additional inventory” on page 31 on replaced with” to purchase inventory in the future. Clarification regarding how the company intends to store inventory was added to page 31 of the filing:

“We plan to fill placed orders and to supply the products within a period of thirty days (30) days or less following receipt of any written order. We do not plan to purchase inventory in advance, but rather on request basis. We do not intend to store inventory for any period of time currently or in the future.”

27. SEC Comment: We note the disclosure in the last paragraph on page 31. You indicate that the annual ongoing website costs equal $325. However, you state that the site hosting fee is $30 per month, and your calculation of the annual cost only assumes one month of site hosting fee. Please revise or advise.

Response: We revised the annual ongoing website costs (including one-time domain registration fee at $95, site hosting - $30 per month with SBC Yahoo and search engine registration - $200 per year) on page were revised. The revised amount of is $655, please refer to pages 31 of the prospectus:

 “…The ongoing annual costs (including one-time domain registration fee at $95, site hosting - $30 per month with SBC Yahoo and search engine registration - $200 per year) come up to $655.”

28. SEC Comment: We note your estimated professional fees of $5,184 (assuming 9%) for the next 12 months. We further note your disclosure on page 31, that you may hire a part time sales distribution person and that you expect to pay this individual solely in the form of commissions, calculated at 9% of the net profit realized from your business. Please disclose the type of expenses which are included in professional fees. Also provide us with the calculation to support the professional fees of $5,184 for the next 12 months.

Response:  Our estimated professional fee for the next 12 months refers solely to the commissions of part time sales distribution person. The fee was revised and comes to approximately $1,575 per year. The calculation to support the professional fees of $1,575 for the next 12 months is disclosed on page 31 of the filing:

“…Inventory purchases of approximately 35,000 (an estimate); Designer’s 50% margin of $35,000 is $17,500. Nine percent of $17,500 comes to $1,575.”

29. SEC Comment: Please disclose how you calculate net profit and your estimated net profits in the next 12 months. Also, explain how your determined this amount given your forecasted revenue of $18,900 in the next 12 months, as disclosed on pages 27 and 32. Revise your forecast appropriately.

Response:  As no revenues are anticipated until we implement our business plan and deliver our first merchandise order to the customers in Poland, we cannot provide you with the basis for the forecasted revenue of $18,900 in the next 12 months, as disclosed on pages 27 and 32. References to the revenue on page 27 and 32 of the prospectus were removed.

30. SEC Comment: Provide the basis for the reference on page 32 to apparel sales revenues of approximately $18,900 per year or remove.

Response: As we are a development stage corporation and have not started operations or generated or realized any revenues from our business operations yet the reference on page 32 of the prospectus to apparel sales revenues of approximately $18,900 per year was removed.

Results of Operations for the Period Ending July 31, 2009, page 32.

31. SEC Comment: Please disclose the cash balance as of the most recent practicable date.

Response: The cash balance as of the most recent practicable date, November 9, 2009, was disclosed on page 32 of the prospectus:

“…As of November 9, 2009, we had cash of $16,342 in our bank accounts.”

Directors, Executive Officers, Promoters and Control Persons, page 34.

32. SEC Comment: Please provide the name of the company or companies that Mr. Tarasevich owned or consulted for during the last 5 years, and specify any company that he currently owns or consults for. Refer to Item 401(e)(1) of Regulation S-K. In addition, for each employment position listed for each officer, provide the place of employment, the job title, and the beginning and the ending dates of employment.

Response: Please note on September 28, 2009 our President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer and Director Mikhail Tarasevich resigned and sold his shares to Designer’s Secretary, Mrs. Urszula Dorota Paszko, who was appointed our new President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer and sole member of our board of directors. Under these circumstances we think that the comment regarding Mr. Tarasevich’s company is not applicable any more.

We referred to Item 401(e)(1) of Regulation S-K and provided the place of employment, the job title, and the beginning and the ending dates of employment during the last 5 years for Ms. Urszula Dorota Paszko, Designer’s Secretary, President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Director and Secretary. Please refer to page 35 of the prospectus.

“Since March 2009, Urszula Dorota Paszko has been our Secretary. On September 28, 2009 she was appointed our President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer and sole member of our board of directors.

In June of 2001 Ms. Paszko finished Secretary courses in Lublin, Poland and from March 2003 till October 2007 has been working as Secretary for a small Polish retail company “Sklep Odziez dziecieca” in Lublin, Poland. The company specialized in retail of children’s clothing.

Since November 2007 Ms. Paszko has been working as sole proprietor owning a tile and bathroom accessory retail store “Rondo Sklep Hydrauliczny” in Lublin, Poland being responsible for the day-to-day operations of the store. Some of Ms. Paszko’s responsibilities are to buy inventory, unpack merchandise, build displays, sell products to the customers, handle store accounts and merchandise returns. Some of the non-exclusive examples of the products sold at the store are: faucets, tubs, showers, cabinets, vanities, countertops, toilets, granite, marble and engineered stone tile, towel bars, mirrors, lights, shower curtain rods, plumbing fixtures, ventilation fans, cabinet knobs, granite and marble counter tops, teak shower trays, seats, and other bathroom accessories.

Ms. Paszko intends to devote close to 30% of her time to planning and organizing activities for Designer Export, Inc. “

33. SEC Comment: In this regard, in the appropriate section discuss any potential conflict of interest arising due to Mr. Tarasevich’s involvement with another import/export business.

Response: With Mr. Tarasevich’s resignation as of September 28, 2009 there is no any potential conflict of interest any more.

34. SEC Comment: Please disclose the amount of time each officer devotes to your company.

Response: We disclosed on pages 12, 35 and 36 of the prospectus the amount of time our officer devotes to the company:

“Ms. Urszula Dorota Paszko, our President, Chief Executive Officer, Treasurer, Chief Accounting Officer, Chief Financial Officer, sole Director and Secretary intends to devote approximately 30% of her business time (12 hours/week) to our affairs.”

Certain Relationships and Related Transactions, page 38.

35. SEC Comment: Please revise to provide the disclosure required by Item 404 (d) of Regulation S-K. For instance, we note the advance from your former director and the May 8, 2009 sale of common stock to your former director.

Response: We revised to provide the disclosure required by Item 404 (d) of Regulation S-K on page 38 of the prospectus as follows:

“On March 31, 2009 Mr. Rabok advanced funds to us in the amount of $299.  There is no due date for the repayment of the funds advanced by Mr. Rabok.  Mr. Rabok will be repaid from revenues of operations if and when we generate revenues to repay the obligation. There is no assurance that we will ever generate revenues from our operations. The obligation to Mr. Rabok does not bear interest. There is no written agreement evidencing the advancement of funds by Mr. Rabok or the repayment of the funds to Mr. Rabok. The entire transaction was oral.

On May 8, 2009 we issued a total of 2,500,000 shares of restricted common stock to Mr. Rabok in consideration of services rendered valued at $2,500.

On August 21, 2009 Mr. Rabok sold his 2,500,000 restricted shares of common stock in consideration for $2,500 cash to Mr. Mikhail Tarasevich.

On September 28, 2009 Mr. Tarasevich sold his 2,500,000 restricted shares of common stock in consideration for $2,500 cash to Ms. Urszula Dorota Paszko, who is our new President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of the board of directors.”

36. SEC Comment: Provide the address of counsel who has passed on the legality of your securities. Refer to paragraph 23 of schedule A of the Securities Act of 1933.

Response: The address of our legal counsel Ms. Hildja Saastamoinen who has passed on the legality of our securities was added to page 1 of S-1 statement:

“Copies To:

Hildja Saastamoinen

706 N. Columbus Street,

Alexandria, Virginia  22314”

Please direct any further comments or questions you may have to the company's president Ms. Urszula Dorota Paszko at:

21 Pulawska Street, Suite 23

Lublin, Poland, 20-051

Tel. +48-223896676

Fax. +48-224853458

Thank you.

Sincerely,

/s/_ Urszula Dorota Paszko ___

Urszula Dorota Paszko, President